UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-14608

SCHIFF NUTRITION INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

2002 South 5070 West Salt Lake City, Utah 84104-4726 (801) 975-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

Class A Common Stock– 806693107
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	☒
Rule12g-4(a)(2)	☐
Rule12h-3(b)(1)(i)	☒
Rule12h-3(b)(1)(ii)	☐
Rule15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One*

* On December 17, 2012, Ascot Acquisition Corp., a Delaware corporation (“Merger Sub”), merged (the “Merger”) with and into Schiff Nutrition International, Inc., a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of November 21, 2012, by and among Reckitt Benckiser LLC, a Delaware limited liability company and the parent of Merger Sub (“Parent”), Merger Sub and the Company, and for the limited purposes stated therein, Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Schiff Nutrition International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 28, 2012	By:	/s/ Joseph W. Baty
	Name:	Joseph W. Baty
	Title:	Executive Vice President and Chief Financial Officer